Purple Innovation, Inc.

123 E. 200 N.

Alpine, UT 84004

February 14, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	Purple Innovation, Inc.
Registration Statement on Form S-3
Filed February 14, 2018
File No. 333-223030

Ladies and Gentlemen:

This letter follows your conversation with our outside counsel regarding the above-referenced registration statement on Form S-3 that was filed by Purple Innovation, Inc. on February 14, 2018 (the “Registration Statement”).  Please accept this letter as an amendment to the Registration Statement to address language required by Securities and Exchange Commission Rule 473 that was inadvertently omitted from the Registration Statement. Purple Innovation, Inc. specifically amends and incorporates into the facing page of the Registration Statement following the fee table, the following language:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.”

We appreciate the staff’s comments, and request that the staff contact Nolan S. Taylor at (801) 933-7366 or via email at taylor.nolan@dorsey.com with any questions or comments.

Very truly yours,

/s/Mark Watkins

Mark Watkins

Chief Financial Officer

Purple Innovation, Inc.

cc:	Nolan S. Taylor
taylor.nolan@dorsey.com